UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 16, 2020

Commission File No. 001-38651

NAVIOS MARITIME CONTAINERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

On October 16, 2020, Navios Maritime Containers L.P. (the “Company”) issued a press release announcing the receipt of a notice on October 15, 2020 from The Nasdaq Stock Market (“Nasdaq”), indicating the closing bid price of the Company’s common stock has been at $1.00 per share or greater for at least 10 consecutive business days and that accordingly, the Company has regained compliance with Listing Rule 5450(a)(1) and the bid price deficiency matter is closed. A copy of the press release is furnished and attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME CONTAINERS L.P.

Date: October 16, 2020	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated October 16, 2020, titled “Navios Maritime Containers L.P. Regains Compliance Regarding Nasdaq Minimum Bid Price Deficiency”

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